LP Kirtley Road LLC – Tier 1 Profit Share Side Letter Agreement

In order to induce potential members to invest in Class A Units of LP Kirtley Road LLC, a Maryland limited liability company (the "Company"), the individual who own 100% of the Class B Units of the Company ("Class B Members"), who is also the managing member of the Company ("Managing Member"), is offering to agree to certain extra terms including assigning a portion of the distributions to which it would be entitled as a Class B Unit holder ("Class A Bonus Distributions") with those Class A Members who meet the below criteria and accept their offer ("Class A1 Investors") by signing and returning this side letter agreement ("Side Letter") to the Managing Member.

Reference is hereby made to that certain limited liability company agreement of the Company dated as of December 5, 2023, and any amendments thereto (the "Company Agreement"), and the interests as certain individuals as Class A Members in the Company. Capitalized items used and not defined herein shall have the meanings ascribed to them in the Company Agreement.

Class A1 Investor Citeria: Any Investor who contributes to the first $900,000.00 raised by the Company through a private securities offering exempt from registration shall be permitted to enter this Side Letter:

Additional Terms. Notwithstanding anything to the contrary set forth in the Company Agreement, the Class B Members, the Managing Member, the Company, and the undersigned Class A1 Investor agree as follows:

a) The parties acknowledge that this Side Letter is part of a group of Side Letters offered by the Managing Member to Class A Members who qualify to receive Class A Bonus Distributions and the Bonus Distributions will be divided among all Class A1 Investors as further described below.

b) The Class B Members hereby assign to the Class A1 Investors the right to receive the equivalent of twenty percent (20%) multiplied by the amount of capital contributions contributed to the Company by the Class A1 Investors divided by one million two hundred thousand (1,200,000) of the cashflows from the distributions of the Company the Class B Members are entitled to receive on account of their Class B Units pursuant to Article V of the Company Agreement (the "Assigned Amount"). Such amounts shall be divided ratably among all Class A1 Investors proportionally based upon the investment amount of each Class A1 Investor divided by the total investment amount of all Class A1 Investors.

c) To the extent that the Class B Members choose to agree to delay or forgo their receipt of any distributions received by the Company, the Assigned Amount shall accrue and remain payable, but shall not accrue interest. Any subsequent distributions owed to the Class B Members because of the distribution waterfalls listed in Article V of the Company Agreement will be assigned first to the Class A1 Investors until each Class A1 Investor has been paid 100% of the Assigned Amount currently due.

d) Any distributions actually received by the Class A1 Investors pursuant to this Side Letter shall, for tax purposes, be treated as distributions by the Company directly to those Class A1 Investors, which may result in the Class A1 Investors being assigned additional gains (or lower losses) pursuant to the terms of the Company Agreement.

e) While possessing a right to receive the Assigned Amount before the Class B Members receive any distributions, the Class A1 Investors will have no right to compel the Managing Member or the

Company to make distributions to the Class B Members. The decision to make any such distribution shall remail the sole discretion of the Company's management, i.e., the Managing Member.

f) <u>Transferability</u>. This Side Letter and all the rights and obligations hereunder shall inure to the benefit of and be binding upon the Class B Members hereto and their respective successors and assigns. This Side Letter will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A1 Investors to any other Person, unless the Managing Member consents to the transfer of this Agreement in its sole and unlimited discretion.

g) <u>Applicable State Law</u>. This Side Letter Agreement shall be governed, construed, and enforced in accordance with the laws of Maryland, without regard to its conflict of laws rules.

h) <u>Internal Dispute Resolution Procedure</u>. Any disputes which arise out of this Side Letter shall be subject to the dispute resolution procedure in Section 14.13 of the Company Agreement. By signing below, the Class A1 Investors acknowledge that they are giving up the right to trial and reimbursement of expenses related to any dispute.

i) <u>Execution; Counterparts</u>. This Side Letter Agreement may be executed manually or electronically and in multiple counterparts, each of which shall be considered an original, and all of which shall constitute one document.

j) <u>Severability</u>. If any provision of this Side Letter Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Side Letter Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Side Letter Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

k) <u>Entire Agreement</u>. This Side Letter Agreement encompasses the entire agreement of the Parties concerning the assignment of distributions from the Class B Members to the Class A1 Investors, and supersedes all previous negotiations, understandings and agreements between the parties, whether oral or written, including, without limitation, any oral discussions, letters of intent and email correspondence. The parties acknowledge and represent, by their signatures below, that the parties have not relied on any representation, understanding, information, discussion, assertion, guarantee, warranty, collateral contract or other assurance, except those expressly set forth in this Side Letter Agreement, made by or on behalf of any other party or any other person whatsoever, prior to the execution of this Side Letter Agreement.

l) <u>Amendment</u>. This Side Letter Agreement may be amended or modified in writing executed by each of the parties hereto. Such amendments may be made either on an individual investor-by-investor basis or in the form of an offer by the Class B Members to change the terms of this Side Letter with all consenting parties. Regardless of how presented, any amendments to this Side Letter will be effective only as to the Parties who agree to such amendments and evidence such agreement by their (electronic or physical) signature.

(SIGNATURES FOLLOW ON NEXT PAGE)

IN WITNESS WHEREOF, the parties hereto, whose names and titles follow, have executed this Side Letter Agreement as of the date provided below.

The Company:

LP Kirtley Road LLC,
a Maryland limited liability company

By: GP Kirtley Road LLC,
    a Maryland limited liability company
    its Managing Member

_____
By: Ahmed Helmi
Title: Managing Member

The Class A1 Investor:

_____
Name (Person or Entity)

_____
Signature

_____
Title (if investor is not a natural person)

_____
Date

The Class B Members:

GP Kirtley Road LLC,
a Maryland limited liability company

_____
By: Ahmed Helmi
Title: its Managing Member

LP Kirtley Road LLC – Tier 2 Profit Share Side Letter Agreement

In order to induce potential members to invest in Class A Units of LP Kirtley Road LLC, a Maryland limited liability company (the "Company"), the individual who own 100% of the Class B Units of the Company ("Class B Members"), who is also the managing member of the Company ("Managing Member"), is offering to agree to certain extra terms including assigning a portion of the distributions to which it would be entitled as a Class B Unit holder ("Class A Bonus Distributions") with those Class A Members who meet the below criteria and accept their offer ("Class A2 Investors") by signing and returning this side letter agreement ("Side Letter") to the Managing Member.

Reference is hereby made to that certain limited liability company agreement of the Company dated as of December 5, 2023, and any amendments thereto (the "Company Agreement"), and the interests as certain individuals as Class A Members in the Company. Capitalized items used and not defined herein shall have the meanings ascribed to them in the Company Agreement.

Class A2 Investor Citeria: Any Class A2 Investor who contributes to the first $300,000.00 raised by the Company after the first $900,000.00 has been raised by the Company through a private securities offering exempt from registration shall be permitted to enter this Side Letter:

Additional Terms. Notwithstanding anything to the contrary set forth in the Company Agreement, the Class B Members, the Managing Member, the Company, and the undersigned Class A2 Investor agree as follows:

a) The parties acknowledge that this Side Letter is part of a group of Side Letters offered by the Managing Member to Class A Members who qualify to receive Class A Bonus Distributions and the Bonus Distributions will be divided among all Class A2 Investors as further described below.

b) The Class B Member hereby assigns to the Class A2 Investors the right to receive the equivalent of fifteen percent (15%) multiplied by the amount of capital contributions contributed to the Company by the Class A2 Investors divided by one million two hundred thousand (1,200,000) of the cashflows from the distributions of the Company the Class B Members are entitled to on account of their Class B Units pursuant to Article V of the Company Agreement (the "Assigned Amount"). Such amounts shall be divided ratably among all Class A2 Investors proportionally based upon the investment amount of each Class A2 Investor divided by the total investment amount of all Class A2 Investors.

c) To the extent that the Class B Members choose to agree to delay or forgo their receipt of any distributions received by the Company, the Assigned Amount shall accrue and remain payable, but shall not accrue interest. Any subsequent distributions owed to the Class B Members because of the distribution waterfalls listed in Article V of the Company Agreement will be assigned first to the Class A2 Investors until each Class A2 Investor has been paid 100% of the Assigned Amount currently due.

d) Any distributions actually received by the Class A2 Investors pursuant to this Side Letter shall, for tax purposes, be treated as distributions by the Company directly to those Class A2 Investors, which may result in the Class A2 Investors being assigned additional gains (or lower losses) pursuant to the terms of the Company Agreement.

e) While possessing a right to receive the Assigned Amount before the Class B Members receive any distributions, the Class A2 Investors will have no right to compel the Managing Member or the

Company to make distributions to the Class B Members. The decision to make any such distribution shall remail the sole discretion of the Company's management, i.e., the Managing Member.

f) <u>Transferability</u>. This Side Letter and all the rights and obligations hereunder shall inure to the benefit of and be binding upon the Class B Members hereto and their respective successors and assigns. This Side Letter will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A2 Investors to any other Person, unless the Managing Member consents to the transfer of this Agreement in its sole and unlimited discretion.

g) <u>Applicable State Law</u>. This Side Letter Agreement shall be governed, construed, and enforced in accordance with the laws of Maryland, without regard to its conflict of laws rules.

h) <u>Internal Dispute Resolution Procedure</u>. Any disputes which arise out of this Side Letter shall be subject to the dispute resolution procedure in Section 14.13 of the Company Agreement. By signing below, the Class A2 Investors acknowledge that they are giving up the right to trial and reimbursement of expenses related to any dispute.

i) <u>Execution; Counterparts</u>. This Side Letter Agreement may be executed manually or electronically and in multiple counterparts, each of which shall be considered an original, and all of which shall constitute one document.

j) <u>Severability</u>. If any provision of this Side Letter Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Side Letter Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Side Letter Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

k) <u>Entire Agreement</u>. This Side Letter Agreement encompasses the entire agreement of the Parties concerning the assignment of distributions from the Class B Members to the Class A2 Investors, and supersedes all previous negotiations, understandings and agreements between the parties, whether oral or written, including, without limitation, any oral discussions, letters of intent and email correspondence. The parties acknowledge and represent, by their signatures below, that the parties have not relied on any representation, understanding, information, discussion, assertion, guarantee, warranty, collateral contract or other assurance, except those expressly set forth in this Side Letter Agreement, made by or on behalf of any other party or any other person whatsoever, prior to the execution of this Side Letter Agreement.

l) <u>Amendment</u>. This Side Letter Agreement may be amended or modified in writing executed by each of the parties hereto. Such amendments may be made either on an individual investor-by-investor basis or in the form of an offer by the Class B Members to change the terms of this Side Letter with all consenting parties. Regardless of how presented, any amendments to this Side Letter will be effective only as to the Parties who agree to such amendments and evidence such agreement by their (electronic or physical) signature.

(SIGNATURES FOLLOW ON NEXT PAGE)

IN WITNESS WHEREOF, the parties hereto, whose names and titles follow, have executed this Side Letter Agreement as of the date provided below.

The Company:

LP Kirtley Road LLC,
a Maryland limited liability company

By: GP Kirtley Road LLC,
    a Maryland limited liability company
    its Managing Member

_____
By: Ahmed Helmi
Title: Managing Member

The Class A2 Investor:

_____
Name (Person or Entity)

_____
Signature

_____
Title (if investor is not a natural person)

_____
Date

The Class B Member:

GP Kirtley Road LLC,
a Maryland limited liability company

_____
By: Ahmed Helmi
Title: its Managing Member